EMPIRIC FUNDS, INC.
6300 Bridgepoint Parkway, Suite 105
Austin, Texas 78730

October 3, 2012

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Empiric Funds, Inc. (the “Company”)
File Nos.: 033-96334 and 811-09088

Dear Ms. DiAngelo:

This correspondence is being filed in response to the oral comments given to U.S. Bancorp Fund Services, LLC on September 7, 2012 regarding the review of the Company’s most recent annual report dated September 30, 2011 and filed on Form N-CSR on December 5, 2011 (the “Annual Report”) and its Form N-PX filed on August 21, 2012 for its series, the Core Equity Fund (the “Fund”).

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Company acknowledges that in connection with the comments made by the Staff regarding the Annual Report, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

2.
The Company acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Company represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience in reviewing the Company’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Annual Report.

Form N-CSR

Management Discussion of Fund Performance

1.
On the first page, the Fund’s NAV is listed as $23.16, which does not equal the NAV listed in the Financial Highlights on page 22. Please confirm that for the Company’s future shareholder reports, any references to the NAV in this section will equal the NAV in the financial highlights section.

The Company responds by stating that any inclusion of an NAV in the management discussion of fund performance section in future shareholder reports will equal the NAV in the financial highlights section.

2.
The management discussion of fund performance section should discuss the factors that materially impacted the Fund’s performance during the year, including relevant market conditions and the investment strategies and techniques used in managing the Fund’s investments.  Your discussion includes a broad discussion of market conditions but does not appear to contain the more specific discussion of investment strategies and techniques used in managing the Fund’s investments, including a separate discussion regarding the use of derivatives.  Please confirm that for the Company’s future shareholder reports, the more specific discussions will be included.

Although the Company believes its current disclosure satisfies this requirement, it will include a more a detailed discussion of the investment strategies and techniques used in managing the Fund’s investments, including when appropriate a separate discussion regarding the use of derivatives, in future shareholder reports.

Financial Highlights

3.
Within the “Ratios and Supplemental Data” section, the Ratio of Expenses to Average Net Assets should be calculated using the amounts shown in the Fund’s statement of operations.  Other variations of this calculation should not be included within the Financial Highlights table but rather as a footnote(s).

The Company will include only the Ratio of Expenses to Average Net Assets within the Financial Highlights table and will eliminate or present other variations as footnotes(s) in future shareholder reports.

Notes to Financial Statements

4.
Within the “Cash Liquidity for Redemptions” section of Note 6, the Fund discusses its participation in a program operated by ReFlow Fund, LLC (“ReFlow”).  Because the Fund’s participation in this program is similar to borrowing, in future shareholder reports please consider disclosing (i) whether ReFlow owned any Fund shares as of the reporting date; (ii) the weighted average interest rate or fee paid by the Fund; (iii) the weighted average amount of Fund shares owned by ReFlow; and (iv) the maximum amount of Fund shares owned by ReFlow.

The Company notes that ReFlow did not own any Fund shares as of September 30, 2011, the last day of the reporting period under review.  For future reporting periods when applicable, in addition to continuing to disclose that the fee paid to ReFlow for participation is determined through an automated auction among participating mutual funds, the Company will include the minimum fee in effect (currently 0.15% of the value of the Fund shares purchased by ReFlow for each use for up to 28 days).  The Company will also include a reference within the ReFlow footnote that fees incurred by the Fund during the period, if any, under the ReFlow liquidity program are included in the “Expenses” section of the Fund’s Statement of Operations.  These future revisions will not be included in the Fund’s financial statements for the fiscal year ended September 30, 2012 because the Fund did not participate in the ReFlow program during that period.

Expense Example

5.
The Expense Example should be calculated using the expenses shown in the Fund’s statement of operations per Instruction 2 of Item 27(d)(1) of Form N-1A.  Other variations of this calculation should not be included.  Please confirm that for the Company’s future shareholder reports, footnotes referencing variations of the required calculations will not be included.

Although the Company believes its current disclosure is meaningful to shareholders, it will exclude alternative expense example calculations in future shareholder reports.

Form N-PX

6.
In reviewing the Company’s Form N-PX filing, the Staff noted a number of shareholder matters where the Advisor took no action.  Please explain how taking no action with respect to such matters submitted to shareholders is consistent with applicable rules and the Advisor’s procedures.

The Company has determined that its proxy vendor erroneously included a custody account not associated with the Fund on the Company’s Form N-PX filing.  The Company has corrected the error and filed an amended Form N-PX on October 2, 2012 (accession number 0000894189-12-005668). This amended filing contains 4 matters in which the Advisor did not vote as a result of not receiving the proxy solicitation.

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If you have any additional questions or require further information, please contact Angela Pingel of U.S. Bancorp Fund Services, LLC at 414-765-6121.

Sincerely,

Empiric Funds, Inc.

/s/ Mark Coffelt
Mark Coffelt
President